November 27, 2007

BY EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, DC  20549-7010

Attention:	John Hartz
Senior Assistant Chief Accountant

Re:	Crocs, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Form 10-Q for the period ended June 30, 2007
File No. 1-51754

Ladies and Gentlemen:

Crocs, Inc. (the “Company”), is pleased to submit this response to the comments of the Staff, as set forth in a letter dated November 9, 2007 to Peter S. Case, Chief Financial Officer of the Company, on the Form 10-K for the fiscal year ended December 31, 2006 and the Form 10-Q for the period ended June 30, 2007.

For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the Company’s response (in bold).

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1.                                       Comment:  Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response:  Where applicable, the Company has indicated in its responses what the revisions to its disclosure will look like in future filings.

Sales and Distribution, page 5

2.                                       Comment:  You use distributors in select foreign markets and disclose certain terms associated with these agreements.  Please also disclose whether there are rights of returns and/or price protection features in these agreements.  If so, please expand your revenue recognition policy in the notes to the financial statements to disclose these features and address the impact of these features or any other features on your revenue recognition.

Response:  None of the Company’s agreements with distributors contain contractual rights of returns or price protection features. The Company will accept returns for defective products, quality issues, and shipment errors on an exception basis at the sole discretion of the Company’s management.  The Company will disclose these terms in future filings.

In future filings, the Company will include the following clarification to its disclosure in Note 2 “Summary of Significant Accounting Policies — Recognition of Revenues” to its Notes to Consolidated Financial Statements:

Revenues are recognized when products are shipped and the customer takes title and assumes risk of loss, collection of related receivables is probable, persuasive evidence of an arrangement exists, and the sales price is fixed or determinable. Title passes on shipment or on receipt by the customer depending on the country of the sale and the agreement with the customer. Sales return allowances include reserves for returns, discounts, product warranties and charge-backs, and are recognized as a reduction of the related revenue when it is recorded.

Raw Materials, page 7

Manufacturing and Sourcing, page 7

3.                                       Comment:  Please identify your suppliers and manufacturers.  Please tell us why you have not filed the agreements relating to these relationships pursuant to Item 601(b)(10) of Regulation S-K.

Response:  The Company has numerous suppliers and manufacturers. Except as otherwise noted below regarding Finproject, S.p.A., the Company’s supplier in Italy, all agreements and other arrangements with suppliers and manufacturers were entered into in the ordinary course of business and are immaterial in amount. In addition, the Company is not substantially dependent on any single supplier or manufacturer.  Therefore, the Company has concluded that its agreements with manufacturers and suppliers are not material contracts as defined in Item 601(b)(10) of Regulation S-K.

For example, the Company’s manufacturer in Florida, MDI Products, LLC, accounts for an immaterial portion of the Company’s total manufacturing, and the Company is not substantially dependent on the manufacturer.  The Company has no supply agreements in place with FreeTrend Injection Company or Fui Tai Co. Ltd., its manufacturers in China or Finproject, S.r.l., its manufacturer in Romania, or with the provider of its elastomer resin.  In addition, the Company has no supply agreement with the third-party processor Mortile Industries, Ltd. in Canada to compound croslite.

The Company’s manufacturer in Italy, Finproject, S.p.A. provides product manufacturing and compounds closed-cell resin, pursuant to the Amended and Restated Agreement for Supply filed as Exhibit 10.21 to the Company’s Registration Statement on Form S-1 (Registration No. 333-127526) and was incorporated by reference into the Company’s Form 10-K for the year ended December 31, 2006.

Management’s Discussion and Analysis

Results of Operations, page 32

4.                                       Comment:  Your revenues increased 226.6% from the year ended December 31, 2005 to the year ended December 31, 2006.  Please significantly enhance your discussion to address the business reasons for the increases in revenues.  Your discussion should quantify each of the factors that led to significant fluctuations in revenues, which include the increase in the number of retail stores, impact of company owned stores, impact of kiosk sales, impact of web-based sales, new product offerings, and acquisitions.  Please also disclose any known trends or uncertainties.  For example, you should disclose any trends related to your product offerings which have had or which you expect to have a material impact on your revenues or income from operations.  Refer to Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

Response:  The Company notes the Staff’s comments. In future filings, the Company will expand its discussion of revenues to quantify and provide descriptive context regarding the significant changes in revenue due to specific factors, including those noted in the comment.

The Company addressed this comment in the Management’s Discussion and Analysis section of its Form 10-Q for the quarter ended September 30, 2007 filed on November 14, 2007.  The Company also intends to address this comment in its Form 10-K for the year ended December 31, 2007.

With respect to the increase in revenues between 2006 and 2005, due to the rapid growth of its business since 2005, some of the categories referenced in the comment were not tracked in fiscal year 2005 or in the first half of 2006 due to their relative insignificance at those times. The Company will provide comparative analysis between 2006 and 2005 for those categories for which the Company has comparative data in its 2007 Form 10-K.

Since inception, the Company has experienced substantial growth and anticipates the growth will continue, however, there is no assurance the Company will achieve the same level of growth in the future.

Financial Statements

Notes to the Financial Statements

Note 2.  Summary of Significant Accounting Policies

Cash and Cash Equivalents, page F-7

5.                                       Comment:  Please tell us how you determined it was appropriate to reflect receivables from credit card companies in the cash and cash equivalents line item.  Please refer to paragraphs 7 through 10 of SFAS 95.  Please also tell us the amount of credit card receivables included in this line item as of each balance sheet date.

Response:  The Company’s management references paragraph 7, Footnote 1, of SFAS 95 which states: “Consistent with common usage, cash includes not only currency on hand but demand deposits with banks or other financial institutions.” Since the Company is entitled to the receipt of the funds from the sponsor bank because it has an approved “Notice of Receipt” from the sponsor bank, the Company believes it is appropriate to include receivables from credit card companies in the cash and cash equivalents line item. In addition, these amounts are short term in nature and are deposited into the Company’s bank accounts generally in two to three business days (See paragraph 8 of SFAS 95). The amount of credit card receivables included in the cash and cash equivalents line item was $638,036 and $23,282 as of December 31, 2006 and 2005, respectively.

Note 4.  Goodwill and Intangible Assets, page F-13

6.                                       Comment:  Please disclose the weighted average amortization period for each intangible asset class.  Refer to paragraph 44(a)(3) of SFAS 142.

Response:  The Company disclosed in Note 2 of the Notes to Consolidated Financial Statements “Summary of Significant Accounting Policies — Intangible Assets Finite-Lived” on page F-8 of its Form 10-K for the year ended December 31, 2006 that it “is currently amortizing its acquired intangible assets over periods ranging from five to ten years.”

More specifically, the following is the weighted average amortization period by major intangible asset class and the total weighted average amortization period for the Company as of December 31, 2006:

Patents	10 years
Customer Relationships	5.7 years
Core Technology	5.0 years
Non-competition Agreement	5.0 years
Capitalized Software	7.0 years
Total	6.4 years

The Company will include the above chart in future filings, as applicable.

Note 5.  Equity

Share-Based Compensation, page F-14

7.                                       Comment:  You state that you engaged independent third party valuation specialists to perform retrospective valuations.  Please identify each of the valuation specialists, or revise your disclosure to eliminate the reference to them.  It appears that the Form 10-K for the year ended December 31, 2006 was incorporated by reference into the Form S-8 filed on July 19, 2007.  If you continue to refer to experts in a Form 10-K, which is incorporated by reference into a registration statement, please also provide a consent from each specialist.  Refer to Rule 436 of Regulation C.

Response:  In future filings, the Company will remove the reference to any independent third party valuation specialist or, if it chooses to refer to and identify an independent third party specialist, it will include the expert’s consent when the reference is included in a 1933 Act registration statement.

Note 15.  Commitments and Contingencies, page F-24

8.                                       Comment:  It appears that you provide standard warranties on many of your products.  Please provide the disclosures required by paragraph 14 related to these product warranties.

Response:  The Company does not have product warranties, but accepts returns for defective products and quality issues on an exception basis at the sole discretion of the Company’s management. The Company does make provision for allowances for estimated returns and discounts as a reduction of related revenue when it is recorded as noted in Note 2 “Summary of Significant Accounting Policies — Recognition of Revenues” to its Notes to Consolidated Financial Statements. Returns related to defective product are not material to the Company’s Consolidated Financial Statements.

As such, the disclosures in paragraph 14b of FIN 45 are not applicable to the Company. (See comment #2 above)

Note 21.  Legal Proceedings, page F-28

9.                                       Comment:  You state that you do not expect the ultimate resolution of matters to have a material adverse impact on your business.  Please clarify whether amounts have been accrued based on the criteria of paragraph 8 of SFAS 5 for each of these matters.  If so, please provide the disclosures required by paragraph 9 of SFAS 5.  If no amounts have been accrued and it is reasonably possible that a loss has been incurred or a loss in excess of amounts accrued has been incurred, please disclose an estimate of the loss or range of loss or state that an estimate cannot be made.  Refer to paragraph 10 of SFAS 5.

Response:  In future filings, the Company will clearly state whether amounts have been accrued for each matter identified. If accruals of loss have been made, the Company will disclose the nature of the accrual and, if circumstances warrant, the amount accrued. Additionally, where it is reasonably possible that a loss has been incurred or a loss in excess of amounts accrued has been incurred, the Company will disclose and estimate of the loss or range of loss or state that an estimate cannot be made.

The Company addressed this comment in the footnotes of its Form 10-Q for the quarter ended September 30, 2007 filed on November 14, 2007.

In addition, as an example of the Company’s potential future disclosure in response to this comment, the Company’s Form 10-K for the year ended December 31, 2006, would have included the following with respect to its disclosures in Note 21, Legal Proceedings to its notes to Consolidated Financial Statements:

As of December 31, 2006, the Company has not accrued any amounts related to estimated losses for legal contingencies. While there is a reasonable possibility that certain legal matters may result in an unfavorable outcome and loss, the Company’s estimated potential loss, or range of losses, when aggregated, is immaterial to the financial statements.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2006

Item 11.  Executive Compensation

Elements of Compensation, page 7

10.                                 Comment:  Please identify the peer group companies against which you have benchmarked elements of your compensation and discuss the degree to which the Compensation Committee considered such companies comparable to you.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:  The peer group companies against which the Company’s Compensation Committee (the “Committee”) benchmarked elements of the Company’s compensation were the S&P 600 Footwear indexed companies of which Crocs is a part of and two similar companies due to either their multi-brand business model or high growth.  The companies and the criteria used are listed in the graph below:

Company	Criteria
Brown Shoe Co. Inc.	S&P 600 Footwear
K-Swiss Inc.	S&P 600 Footwear
Quiksilver Inc.	Similar Multi Brand Business Model
Skechers USA Inc.	S&P 600 Footwear
Stride Rite CP	S&P 600 Footwear
Timberland Co.	S&P 600 Footwear
Under Armour, Inc.	High Growth
Wolverine World Wide Inc.	S&P 600 Footwear

Benchmarking with the information obtained using public records for the comparison companies was a factor used by the Committee to judgmentally determine executive compensation.  No formulaic analysis was used by the Committee to analyze the comparative data or to benchmark the Company’s executive compensation to the comparative companies. In addition, no single company was deemed more important than any other company.

FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2007

General

11.                                 Comment:   Please address the above comments in your interim filings as well.

Response:   The Company will address the above listed comments in its future Form 10-Q filings, as appropriate, including the Company’s Form 10-Q for the quarter ended September 30, 2007 filed on November 14, 2007.

Financial Statements

Notes to Financial Statements

Note 1.  Condensed Consolidated Financial Statements

Income Taxes, page 6

12.                                 Comment:  Please disclose the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate in accordance with paragraph 21(b) of FIN 48.  Please also provide the disclosures required by paragraph 21(d) of FIN 48 for positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months.

Response:  In the Company’s Form 10-Q for the quarter ended June 30, 2007, the Company included the following disclosure in accordance with paragraph 21(b) of FIN 48:

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. The Interpretation is effective for fiscal years beginning after December 15, 2006. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized on adoption of FIN 48. The adoption of FIN No. 48 did not have a material impact on the Company’s condensed consolidated balance sheet, statement of operations or cash flows. The Company had a liability for unrecognized tax benefits of

$614,000 at January 1, 2007 and $2.0 million as of June 30, 2007. The Company expects that the requirements of FIN 48 may add volatility to its effective tax rate and therefore the expected income tax expense in future periods.

In future periodic reports, including the Company’s Form 10-Q for the quarter ended September 30, 2007 filed on November 14, 2007, the Company included or will include the following disclosure, revised as appropriate for the particular circumstances, to meet the requirements of paragraph 21(d) of FIN 48:

“The Company’s unrecognized benefits consist primarily of tax positions related to intercompany transfer pricing in multiple jurisdictions. The Company is currently negotiating with tax authorities to obtain rulings regarding its transfer pricing policies. The conclusion of these negotiations could result in a significant increase or decrease in the amount of unrecognized tax benefits during the next twelve months. The Company is currently unable to estimate the range of the possible change.”

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 18

13.                                 Comment:  Please disclose the nature of the unrealized foreign exchange rate line item recorded as a reconciling item in your determination of cash provided by operating activities for the six months ended June 30, 2007.  It is unclear why this amount is not reflected in the reporting currency equivalent of the assets and/or liabilities affected by the change in the exchange rate.

Response:  The unrealized foreign exchange rate line item recorded as a reconciling item in the Company’s determination of cash provided by operating activities represents net translation gains on intercompany account receivable and payable balances associated with exchange rate changes. Since these amounts are not of a long term investment nature, they are included in the determination of net income. Because these are non-cash, they are presented as a reconciling item between net income and net cash from operating activities.

Net translation gains or losses during the six month period ended June 30, 2006 on intercompany accounts receivable and payable balances were $38,767.  These amounts were not separately presented on the face of the statement of cash flows because the Company has determined they are immaterial.

*              *              *

In connection with responding to your comments, the Company acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff Comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any periods under the federal securities laws of the United States.

If the Staff has any questions on any of the information set forth herein, please telephone me at (303) 848-7050.  Thank you again for your time and consideration.

Very truly yours,

By:	/s/ Peter S. Case
Peter S. Case

Chief Financial Officer, Senior Vice President-Finance and Treasurer

cc:           Erik Rebich, Esq., Crocs, Inc.

                Nathaniel G. Ford, Esq., Faegre & Benson, LLP